April 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory, Office of Life Sciences

Re:	Catalyst Biosciences, Inc. Registration Statement on Form S-3 Filed March 4, 2021 File No. 333-253874 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request

Requested Date:	May 3, 2021
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Catalyst Biosciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-3 (File No. 333-253874) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Stephen Thau, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Thau at (212) 506-5076.

[Signature page follows]

Sincerely,

CATALYST BIOSCIENCES, INC.

By:	/s/ Clinton Musil
Name: Clinton Musil
Title: Chief Financial Officer

cc:	Nassim Usman, Ph.D., Catalyst Biosciences, Inc.

Stephen Thau, Esq., Orrick, Herrington & Sutcliffe LLP